                                                                 Exhibit 99.D(1)


[LOGO OF SMT HEALTH]                       SMT HEALTH SERVICES INC.
                                           10521 PERRY HIGHWAY WEXFORD, PA 15090
                                           TOLL FREE 1-800-541-2531
                                           TELEPHONE 412-933-3300
                                           FACSIMILE 412-933-9311

Contact:  David Zynn, CFO                  James K. White, Managing Director
          SMT Health Services Inc.         Kehoe, White, Savage & Company, Inc.
          (412) 933-3300                   (310) 437-0655
          http://www.smthealth.com



              SMT HEALTH SERVICES INC. REPORTS SECOND QUARTER AND
              SIX MONTH EARNINGS; NET INCOME BEFORE EXTRAORDINARY
           ITEM UP 56% AND 61%, RESPECTIVELY; REVENUES RISE 50% AND
                               51%, RESPECTIVELY

Pittsburgh, PA, July 24, 1997 -- SMT Health Services Inc. (NASDAQ/NMS: SHED)
-----------------------------
today reported earnings for the second quarter and six month periods ended June 30, 1997. Net income for the 1997 second quarter increased 56% to $879,000, or $.15 per share, from $563,000, or $.14 per share, reported for the second quarter of 1996. Net income before extraordinary item for the six months ended June 30, 1997 increased 61% to $1,640,000, or $.30 per share, as compared to $1,020,000, or $.27 per share for the six months ended June 30, 1996. The Company attributed the income gains to increased revenues from four units placed into service in late 1996, the addition of a new mobile unit in April 1997, as well as approximately 21% and 22% increase in revenues derived from hospitals which the Company serviced during the comparable three and six month periods, respectively. Earnings were partially offset by $220,000 of accrued expenses associated with the Company's tender offer and proposed merger with Three Rivers Acquisition Corp., an affiliate of Apollo Management, L.P. Excluding such expenses, the Company's earnings per share would have been $.17 and $.33, respectively. Earnings gains were also partially offset by a higher effective tax rate of approximately 40% for both the three and six month periods ended June 30, 1997 versus an effective tax rate of 30% and 32% for the three and six months ended June 30, 1996, respectively.

Revenues for the second quarter of 1997 increased $2,319,000, or 50%, to $6,947,000 from $4,628,000 recorded for the second quarter of 1996. The revenue gains stemmed primarily from four new units placed into service during late 1996, the addition of a new unit in April 1997 as well as a 21% increase in revenues derived from hospitals which the Company serviced during both comparable quarters. Revenue further increased $142,000 due to increased interest income related to the Company's higher invested cash balance. Revenues for the six months ended June 30, 1997 increased 51% to $13,288,000 from $8,809,000 in the similar year ago period.





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[LOGO OF SMT HEALTH]



On June 24, 1997, the Company announced that it had entered into a definitive agreement with Three Rivers Acquisition Corp., an affiliate of Apollo Management, L.P., whereby Three Rivers will acquire all the outstanding shares of SMT common stock for $11.75 per share through a cash tender offer (which commenced June 30, 1997) to be followed by a merger. The total transaction is valued at approximately $100 million including outstanding stock options and warrants and the assumption of debt. The tender offer and merger are not subject to financing but will be subject to customary conditions, including the tender of a majority of SMT's fully diluted shares and the obtaining of any necessary regulatory and third party approvals.

SMT Health Services Inc., through its fleet of twenty mobile MRI units, provides diagnostic imaging services to healthcare providers in Pennsylvania, West Virginia, North Carolina, South Carolina, Virginia, Ohio and Kentucky.


                                (table follows)

[LOGO OF SMT HEALTH]

                           SMT HEALTH SERVICES INC.
                               AND SUBSIDIARIES
                      CONSOLIDATED SUMMARY OF OPERATIONS

                            For The Three Months Ended       For The Six Months Ended
                                     June 30,                        June 30,
                            -------------------------         ------------------------
                                1997         1996                1997         1996
                            -----------  ----------           -----------   ----------
Total Revenues               $6,947,000  $4,628,000           $13,288,000   $8,809,000

Operating Expenses            2,167,000   1,525,000             4,153,000    2,891,000

Depreciation and
 Amortization                 1,634,000   1,120,000             3,194,000    2,109,000

Selling, General and
 Administrative                 965,000     691,000             1,907,000    1,373,000

Professional Fees Related
 to Tender Offer & Merger       220,000          --               220,000           --

Interest Expense                477,000     489,000             1,079,000      946,000
                            -----------  ----------           -----------   ----------
Total Costs and
 Expenses                    $5,463,000  $3,825,000           $10,553,000   $7,319,000
                            -----------  ----------           -----------   ----------

Income Before Income
 Taxes & Extraordinary
 Item                        $1,484,000  $  803,000           $ 2,735,000   $1,490,000

Income Taxes                    605,000     240,000             1,095,000      469,000
                            -----------  ----------           -----------   ----------
Net Income Before
 Extraordinary Item          $  879,000  $  563,000           $ 1,640,000   $1,021,000
                            -----------  ----------           -----------   ----------

Extraordinary loss on
 extinguishment of debt
 (net of income tax benefit
 of $115,000)                        --          --               181,000           --
                            -----------  ----------           -----------   ----------

Net Income                   $  879,000  $  563,000           $ 1,459,000   $1,021,000
                            -----------  ----------           -----------   ----------

Earnings Per Common
 Share:
  Earnings before
   extraordinary item        $      .15  $      .14           $       .30   $      .27
  Extraordinary loss
   per share                         --          --          (        .03)          --
                            -----------  ----------           -----------   ----------
   Net earnings per share    $      .15  $      .14           $       .27   $      .27
                            -----------  ----------           -----------   ----------
Average Number of
 Shares Outstanding           5,718,000   2,998,000             5,081,000    2,919,000
                            -----------  ----------           -----------   ----------


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